January 7, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 310-8007.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended December 10, 2004
	File No. 333-119701


Dear Mr. Klejna:

	As noted in our letter dated January 5, 2005, we are in the process of evaluating the appropriateness of your accounting treatment for the Transactions consummated on August 5, 2004. We are requesting that you provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. On page 35 of your supplemental response dated December 10,
2004,
you state that the Transactions were financed using approximately
67%
debt. Supplementally provide your calculation of this measure and clearly explain each of the components of your calculation, including how you calculated your "incremental debt" of $1.0375 billion.
2. You have disclosed that THL Refco Acquisition Partners and its affiliates and co-investors acquired a portion of your membership interest for $507 million in cash. Supplementally clarify to whom this cash payment was made.


3. Supplementally identify the party or parties responsible for the formation of Refco Finance Inc., explain the purpose of this entity and why it was integrated as such in the Transactions.


*	*	*

      As appropriate, please provide the requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing responses to our comments.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or me at (202) 942-1816 if you have any questions regarding this review.


						Sincerely,



						Kevin W. Vaughn
						Accounting Branch Chief


Refco Group Ltd., LLC
Dennis A. Klejna
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